

October 17, 2011

Via E-mail
Steven J. Hislop
President and Chief Executive Officer
Chuy's Holdings, Inc.
1623 Toomey Road
Austin, TX 78704

> **Re:**   **Chuy's Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 30, 2011**
> **File No. 333-176097**

Dear Mr. Hislop:

We have reviewed your responses to the comments in our letter dated August 31, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

Registration Statement Cover Page

1. Please list the selling shareholder shares as a separate line item in the fee table.

Industry and Market Data, page ii

2. We note your revised disclosure regarding the KNAPP-TRACK index on page ii. Please revise here or at another appropriate section in the prospectus to disclose how many restaurants are in the "competitive set of participants in the full service restaurant industry."

Prospectus Summary, page 1

Business Overview, page 1

3. In order to provide a more balanced presentation, please revise the introductory paragraphs to quantify your indebtedness. Also, you could balance the discussion of your strengths and strategy with a brief discussion of the major obstacles that you will face in implementing your business strategy and growth.

4. We further note that much of the disclosure in the prospectus summary is identical to the disclosure on pages 57-60. The summary should not merely repeat the text of the prospectus but should provide a brief overview of the key aspects of the offering.

Carefully consider and identify those aspects of the offering that are the most significant. Please refer to Instruction to 503(a) of Regulation S-K.

5. We note that you have provided data showing data and financial information through the period ended June 26, 2011. Please revise the third sentence of the second paragraph to also disclose your net income for the most recent audited period and interim stub. Please revise the prospectus summary and throughout for clarity.

6. We note your response to our prior comment seven. Please revise to remove the word "authentic" in the first sentence of this section and on pages 2, 3, 4, 42, 57, 58 and 60.

7. We note your response to our prior comment nine and reissue. Please revise to balance your disclosure in the second sentence in this section by disclosing that you had 15 comparable restaurants as of June 26, 2011.

8. We note your response to our prior comment six and reissue in part. We note your belief that your style and approach are key elements to your strategy day-to-day operations and brand identity. We continue to believe, however, that the abundance of marketing language that appears in your prospectus overshadows the type of meaningful disclosure upon which investors will make an investment decision. Please revise to remove the word "generous" in the first paragraph of this section and on pages 2, 42 and 58, as it does not provide quantitative information regarding your portion size, the words "strong" and "significant" in the last sentence on page one and on page 57, the word "original" in the first sentence on page two and on page 57 and the word "value-priced" in the first paragraph on page two. In addition, please revise to state that it is your belief that your employees are attentive, friendly and energetic in the second complete paragraph on page three and the first paragraph on page 59.

9. We note your response to our prior comment eight and reissue. Please remove the references to compound annual growth rates here and on page 54 under the Business section. Alternatively, please remove the references to compound annual growth rates in your Prospectus Summary section and please revise your Business section to disclose the growth rates for the intervening years.

10. We note your response to our prior comments 14 and 19 and the supplemental materials submitted for review. Please tell us, with a view towards revised disclosure, why other Mexican and Tex Mex restaurants were not considered your competitors in your analysis. In this regard, we note that you identify Mexican and Tex Mex restaurants and restaurants in the casual and fast casual segments as your competitors on page 67. In addition, we note that one of the restaurants that you identify as a main competitor on page 67 was not considered in your analysis.

11. Please explain what "strong unit economics" means.

Our Business Strengths, page 2

Significant Dining Value with Broad Customer Appeal, page 2

12. We note your response to our prior comment 20 and reissue in part. Please revise to clarify what you mean by "high taste profile foods" on page three. In addition, we note your response regarding the basis for your belief that you are a "popular venue for families and other large parties." Please revise your disclosure on pages 2 and 58 to remove the words "popular venue" and state such claim as a belief of management.

13. Please revise to remove the phrase "which we believe is lower than many of our primary competitors."

Upbeat Atmosphere Coupled with Irreverent Brand Helps Differentiate Concept, page 3

14. We note your response to our prior comment 22 and reissue in part. Please revise to clarify that it is your belief that your employees are friendly, energetic and provide attentive service.

Deep Rooted and Inspiring Company Culture, page 3

15. Please revise to remove the phrase "that differentiates us in the restaurant industry" on pages 2, 59 and throughout.

Proven, Flexible business Model with Industry Leading Unit Economics, page 3

16. Please revise the heading of this section to remove the word "Proven." Revise page 59 accordingly.

Seasoned Management Team with Significant Operational Experience, page 4

17. Please revise to remove the word "seasoned" from this section. Revise page 59 accordingly.

Our Challenges, page 5

18. We note your response to our prior comment five and reissue. Please revise to disclose your debt level as of June 26, 2011 without giving effect to the offering. Also revise page 23 accordingly and throughout.

Risk Factors, page 15

Our financial results depend significantly upon the success of our existing, page 15

    19. Please tell us the approximate percentage of your 27 restaurants that are profitable.

Our long-term success is highly dependent on our ability to successfully identify appropriate sites, page 16

    20. It appears that your restaurants are concentrated in a few geographic areas in Texas. To the extent your operations depend significantly on one or a few locations, please revise to disclose this and the risks of expanding into new geographic areas.

Changes in food availability could adversely affect our operating results, page 18

    21. We note your revised disclosure on page 18 that attributes the increase in your cost of sales in fiscal year 2010 to a temporary increase in the cost of avocados, tomatoes and limes. Please revise to remove the word "temporary."   In addition, please reconcile your disclosure on page 18 with your disclosure on page 46 that attributes the increase in the cost of sales during fiscal year 2010 to an increase in dairy, cheese and produce costs, and clarify that you continued to experience an increase in the cost of sales due to inflation in dairy, cheese and produce costs for the 26-week period ended June 26, 2011 or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Results of Operations, page 44

Twenty-Six Weeks Ended June 26, 2011 Compared to Twenty-Six Weeks Ended June 27, 2010, page 45
Year Ended December 26, 2010 Compared to Year Ended December 27, 2009, page 46
Year Ended December 27, 2009 Compared to Year Ended December 28, 2008, page 47

    22. Please revise the Company's discussion of its results of operations for all periods presented in the financial statements to discuss the factors responsible for changes in the Company's net income and net income (loss) available to the Company's common stockholders.

Business, page 57

Real Estate, page 61

    23. We note your response to our prior comment 45 and reissue in part. Please revise to clarify what you mean by "strong, identifiable locations."

New Restaurant Development, page 62

24. Please revise to remove the word "successfully" on page 62.

Building Our Brand, page 63

25. Please revise the first sentence in this section to state as a belief, clarify what you mean by "broad appeal," and substantiate your statement that you have generated broad appeal. Please revise to remove the words "flavorful," "friendly," and "attentive" as these words appear to be marketing language.

Restaurant Industry Overview, page 66

26. We note that NRA projects restaurant sales to increase to $604.2 billion in 2011. However, we note that other sources project that the restaurant industry sales will increase to $361.1 billion in 2011. With a view towards revised disclosure, please advise as to your use of the projection by NRA. If applicable, please revise to provide balancing disclosure with regards to the projections.

27. According to some public research reports, the full-service Mexican chain restaurants saw a decline in sales in 2010. Please balance your disclosure on page 66 regarding your belief that you will benefit from trends in the restaurant industry by disclosing such trend. In addition, please balance your disclosure on page 66 by addressing the trend that in 2010 consumers continued "to trade down and trade out of [full-service restaurants]."

28. Please balance your disclosure that you expect to benefit from the growth of the Hispanic population by disclosing that in 2010, full-service Mexican chain restaurants saw a unit decrease in 2010 or tell us why this is not necessary.

Certain Relationships and Related Party Transactions, page 87

29. We note from your response to our prior comment number 58 that the management agreement with Three Star Management, Ltd has been disclosed in Notes 13 and 14. However, based on our review of the disclosures included in Notes 13 and 14 we were unable to locate the disclosures referenced in your response. Please revise the notes to the Company's financial statements to disclose the nature and significant terms of this related party transaction.

Report of the Independent Registered Public Accounting Firm

30. Please revise to remove the restrictive legend that precedes the report of the independent registered public accounting firm prior to the planned effectiveness of the Form S-1 registration statement. Also, please revise to indicate the report date for the disclosures included in Note 16 to the audited financial statements.

Financial Statements, page F-1

31. We note the Company's response to our prior comment number 65 and the disclosures that have been added to Note 16 and elsewhere in the registration statement in response to our prior comment. As requested in our prior comment, please revise the financial statements and all related disclosures throughout the registration statement to give retroactive effect of the reverse stock split as required by SAB Topic 4:C and ASC 260-10-55-12.

32. We note your response to our prior comment number 66 and the disclosures that have been added to Note 4 in response to our prior comment. As requested in our prior comment, please revise your statements of operations to disclose pro forma earnings per share for the latest fiscal year and subsequent interim period presented in your financial statements giving effect to the conversion of your various categories of preferred shares into common shares in connection with your planned public offering.

33. We note from the Company's response to our prior comment number 67 that based on the excess of the fair value of the Company's common shares over the liquidation preference of its Series X preferred shares as of June 26, 2011, and the expected timing of the Company's public offering and expected fair value of the Company's common shares at the date of the planned offering, management does not believe that the criteria for mandatory redemption of the Series X preferred stock would be triggered. We also note from your response that in the event the estimated public offering price would result in a trigger of the redemption feature of the Series X preferred stock, the controlling stockholder and sponsor of the Company would exercise its ability to delay or abort the offering and therefore management does not believe a scenario exists in which a cash payment would be required to settle the Series X preferred stock. Please revise the notes to the Company's financial statements to explain why management does not believe the criteria for mandatory redemption or cash settlement of the Series X preferred stock will occur in connection with the Company's planned public offering. The disclosures provided should be in a level of detail consistent with your response to our prior comment number 67.

34. We note your responses to our prior comment numbers 68 and 69 and the disclosures that have been provided in Note 4 in response to our prior comments. As requested in our prior comments, please revise your statements of operations for the latest fiscal year and subsequent interim period presented to disclosed adjusted pro forma earnings per share giving effect to the number of shares whose proceeds would be required to fund the $19 million dividend payment and $2 million termination fee to be paid to the Sponsor in connection with the offering.

Notes to Consolidated Financial Statements, page F-7

Note 11. Stock-Based Compensation, page F-19

35. We note your response to our prior comment number 73 and the disclosures that have been provided on page 54 and in Notes 11 and Note 5 to your financial statements in response to our prior comment. Based on these disclosures, we note that the fair value of your common stock, which was used in valuing your stock-based compensation grants, was determined on a quarterly basis based on contemporaneous valuations by the board of directors. We also note that valuations of the Company's shares were performed by third party valuation experts only at December 31, 2010 and June 30, 2011. As it appears that certain of your recent stock-based compensation grants during 2010 and 2011 were valued based on contemporaneous valuations prepared by a related party, your board of directors, please revise MD&A to include the following disclosures with respect to the Company's stock-based compensation grants:

- A discussion of the significant factors, assumptions, and methodologies used in determining fair value.
- A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and (1) the estimated public offering price, or (2) if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the initial public offering, the fair value as determined by that valuation.
- The valuation alternative selected by management and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Refer to the guidance outlined in paragraphs 179 and 182 of the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

36. We note your response and the changes that have been made to Note 11 in response to our prior comment 74. Please revise Note 11 to disclose the estimated fair value of your common shares at December 26, 2010 that was used in calculating the aggregate intrinsic value of outstanding and exercisable options at December 26, 2010. Note 5 to your interim financial statements should be similarly revised.

37. We note your response to our prior comment number 81 and the disclosures that have been provided in note 14 to your financial statements in response to our prior comment but do not believe the revisions made were fully responsive to our prior comment. As requested in our prior comment, please revise the notes to your financial statements to explain how you determined the sales prices for the shares sold to your executive officers and to explain why no compensation expense was required to be recognized in your financial statements with respect to these transactions.

Note 14. Related Party Transactions, page F-23

Founders, page F-23

38. We note your response to our prior comment number 77. Please revise Note 14 to clearly explain why the $3,782,000 payment of contingent consideration made in November 2009 was accounted for as property and equipment and goodwill. Your revised disclosure should be in a level of detail consistent with your response to our prior comment.

Chuy's Holdings Inc and Subsidiaries Interim Financial Statements, page F-26

Note 3. Convertible Preferred Stock, page F-31

39. The amount of dividends paid to the holders of the Company's common stock as indicated in the table at the bottom of page F-31 of $350,000 does not agree to the dividends paid to the common stockholders as disclosed on page F-32 of $53,000. Please reconcile and revise these disclosures.

Other

40. Please update the financial statements, as required by Rule 3-12 of Regulation S-X.

41. Please provide a currently dated consent of the independent registered accountant in any future amendments to your Form S-1 registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
         Charles T. Haag, Esq.
         Jones Day